UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                             File No. 70-9699

                         Certificate Pursuant to Rule 24
                        and Release No 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24, within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period April 1, 2001 through June 30, 2001.


                                            Respectfully submitted,



                                            By: /s/Alfred C. Bereche
                                                --------------------------------
                                                Alfred C. Bereche
                                                Senior Counsel

Dated:  August 27, 2001

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                           QUARTER ENDED JUNE 30, 2001


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

          (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

                        Answer:

                                                                                 Average
                                                                               Market Price                  Average Issuance Price
                                                 Shares Issued               for the Quarter                    for the Quarter
                                                 -------------               ---------------                    ---------------
Employee Discount Stock Purchase Plan                  37,456                     $39.1700                            $35.2530
Dividend Reinvestment Plan                            209,626                      39.1010                             39.1010
401k                                                  228,781                      38.9970                             38.9970
Employee Stock Options/Restricted Stock               545,572                      38.7490                             24.6200
Total                                               1,021,435                           --                                  --

          (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

               Answer: A total of 8,750 options to purchase shares of common stock were granted to eligible individuals during the quarter under the Company's Long-Term Performance Compensation Plan.

          (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

               Answer: None

          (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

               Answer:

                                                                             Incremental             Total
     Beneficiary                               Purpose                         Amount               Amount               Terms
     -----------                               -------                         ------               ------               -----
KeySpan Energy Supply            Supports transactions with NYISO              18,000,000           18,000,000       Revolving

          (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

               Answer:

KeySpan Corporation Long-Term Debt
                        Principal Amount         Coupon            Maturity
                        ----------------         ------            --------
                           ($000)
                           ------
                           500,000                6.15%            6/01/06

          (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

               Answer: None

          (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

               Answer:

Forward starting swap to hedge issuance of $500 Million of KeySpan Corporation Notes
                                Transaction             Pricing               Hedged              Unwind
  Notional Amount                   Date                 Date               Swap Rate            Swap Rate            Counterparty
  ---------------                   ----                 ----               ---------            ---------            ------------
$400,000,000.00                  5/18/2001             5/21/2001             5.7200%              5.7125%            Morgan Guaranty
                                                                                                                      Trust Company

          (h) The market-to-book ratio of KeySpan's common stock.

               Answer: 1.66 to 1.00

          (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

               Answer: None

          (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

                        Answer: None

          (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

                        Answer:

KeySpan Commercial Paper Issuances

                                                    Outstanding at                                        Average
                    Aggregate Monthly                  Month End                 Average                 Maturity
                     Issuance $(000)                    ($000)                    Yield                  (# days)
                     ---------------                    ------                    -----                  --------
April                   1,325,310                      1,094,375                  4.84%                    35.8
May                     1,000,198                       682,279                   4.36%                    46.0
June                     760,115                        803,224                   4.03%                    45.4



          (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

               Answer: None

          (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

               Answer: KeySpan's consolidated balance sheet is contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 and is incorporated herein by reference. No other entity engaged in jurisdictional financings during the quarter.

          (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

               Answer: See Appendix A hereto.

          (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

               Answer: See Appendix B hereto.

          (p) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

               Answer: See Appendix C hereto.

                                                             APPENDIX A
                                                             ----------

Capital Structure at 6/30/01
----------------------------
                                                           Consolidated                                      Essex Gas
                                                                         Percent of                                       Percent of
                                             Thousands of Dollars         Total                Thousands of Dollars          Total
                                        --------------------------------------------------     -----------------------------------
Common Stock                                        2,995,239             37.95%                       41,399               23.31%
Retained Earnings                                     572,957              7.26%                        3,908                2.20%
Other Comprehensive Income                              8,171              0.10%                            -                0.00%
Treasury Stock                                      (596,652)            (7.56)%                            -                0.00%
                                        ----------------------------------------               -----------------------------------
Total Common Equity                                 2,979,715             37.75%                       45,307               25.51%
Preferred Stock                                        84,077              1.07%                            -                0.00%
Long-term Debt                                      4,828,848             61.18%                       18,297               10.30%
Intercompany Long term Debt                                 -              0.00%                      114,000               64.19%
                                        ----------------------------------------               -----------------------------------
Total Capitalization                                7,892,640            100.00%                      177,604              100.00%
                                        ========================================               ====================================

                                                             Colonial Gas                                    Boston Gas
                                                                      Percent of                                          Percent of
                                             Thousands of Dollars       Total                   Thousands of Dollars         Total
                                        --------------------------------------------------    --------------------------------------
Common Stock                                          253,558             43.14%                        375,794               29.42%
Retained Earnings                                      13,554              2.31%                         11,063                0.87%
Other Comprehensive Income                                  -              0.00%                              -                0.00%
Treasury Stock                                              -              0.00%                              -                0.00%
                                        ----------------------------------------              --------------------------------------
Total Common Equity                                   267,112             45.45%                        386,857               30.28%
Preferred Stock                                             -              0.00%                         16,752                1.31%
Long-term Debt                                        120,621             20.52%                        223,838               17.52%
Intercompany Long term Debt                           200,000             34.03%                        650,000               50.88%
                                        ----------------------------------------              --------------------------------------
Total Capitalization                                  587,733            100.00%                      1,277,447              100.00%
                                        ========================================              ======================================

                                                              Genco                                       EnergyNorth Gas
                                                                        Percent of                                       Percent of
                                             Thousands of Dollars          Total                  Thousands of Dollars       Total
                                        --------------------------------------------------    --------------------------------------
Common Stock                                          192,064             36.84%                        113,095               47.84%
Retained Earnings                                       9,242              1.77%                          2,519                1.07%
Other Comprehensive Income                                  -              0.00%                              -                0.00%
Treasury Stock                                              -              0.00%                              -                0.00%
                                        ----------------------------------------              --------------------------------------
Total Common Equity                                   201,306             38.62%                        115,614               48.91%
Preferred Stock                                             -              0.00%                              -                0.00%
Long-term Debt                                         41,125              7.89%                         40,791               17.25%
Intercompany Long term Debt                           278,866             53.49%                         80,000               33.84%
                                        ----------------------------------------              --------------------------------------
Total Capitalization                                  521,297            100.00%                        236,405              100.00%
                                        ========================================              ======================================

                                                 KeySpan Energy Delivery New York                KeySpan Energy Delivery Long Island
                                                                         Percent of                                      Percent of
                                             Thousands of Dollars         Total               Thousands of Dollars          Total
                                        --------------------------------------------------    --------------------------------------
Common Stock                                         468,747             28.81%                        532,862               41.05%
Retained Earnings                                    511,574             31.44%                         64,249                4.95%
Other Comprehensive Income                                 -              0.00%                              -                0.00%
Treasury Stock                                             -              0.00%                              -                0.00%
                                        ---------------------------------------               --------------------------------------
Total Common Equity                                  980,321             60.24%                        597,111               46.00%
Preferred Stock                                            -              0.00%                              -                0.00%
Long-term Debt                                       646,972             39.76%                        525,000               40.45%
Intercompany Long term Debt                                -              0.00%                        175,904               13.55%
                                        ----------------------------------------              --------------------------------------
Total Capitalization                               1,627,293            100.00%                      1,298,015              100.00%
                                        =======================================                =====================================


                                                            APPENDIX B
                                                            ----------

Retained Earnings Analysis - for the period April 1, 2001 through June 30, 2001
-------------------------------------------------------------------------------

                                                                                     KeySpan Energy                  KeySpan Energy
                                               Consolidated                        Delivery New York                 Delivery Long
                                                                                                                        Island

                                                    Thousands of                         Thousands of                  Thousands of
                                                         Dollars                              Dollars                       Dollars
                                        ------------------------   ----------------------------------   ---------------------------
Retained Earnings at 3/31/01                             642,975                              503,189                        64,528
Sale of EnergyNorth Propane                                (378)                                    -                             -
Gross Earnings                                             7,529                                8,385                         (279)
Goodwill Amortizations                                  (13,780)                                    -                             -
Common Dividends                                        (61,639)                                    -                             -
Preferred Dividends                                      (1,750)                                    -                             -
Retained Earnings at 6/30/01                             572,957                              511,574                        64,249
                                        ========================   ==================================   ===========================



                                             EnergyNorth Gas                         Boston Gas                        Essex Gas

                                               Thousands of                              Thousands of                  Thousands of
                                                 Dollars                                   Dollars                       Dollars
                                        ------------------------------   ----------------------------------   ----------------------
Retained Earnings at 3/31/01                               6,036                               31,506                         5,249
Gross Earnings                                           (2,471)                             (15,322)                         (694)
Goodwill Amortizations                                   (1,046)                              (4,848)                         (648)
Common Dividends                                               -                                    -                             -
Preferred Dividends                                            -                                (274)                             -
Retained Earnings at 6/30/01                               2,519                               11,063                         3,908
                                        ========================   ==================================   ===========================



                                             KeySpan Energy
                                           Corporation Holding                           Genco                     EnergyNorth Inc.

                                                    Thousands of                         Thousands of                  Thousands of
                                                         Dollars                              Dollars                       Dollars
                                        ------------------------   ----------------------------------   ---------------------------
Retained Earnings at 3/31/01                            (89,155)                                4,974                         6,298
Sale of EnergyNorth Propane                                    -                                    -                         (378)
Gross Earnings                                               (5)                                4,268                       (2,448)
Goodwill Amortizations                                         -                                    -                       (1,046)
Common Dividends                                               -                                    -                             -
Preferred Dividends                                            -                                    -                             -
Retained Earnings at 6/30/01                            (89,160)                                9,242                         2,426
                                        ========================   ==================================   ===========================




                                              Colonial Gas                           Eastern Inc.

                                                     Thousands of                         Thousands of
                                                          Dollars                              Dollars
                                        -------------------------   ----------------------------------
Retained Earnings at 3/31/01                               19,330                               53,190
Gross Earnings                                            (3,397)                             (15,060)
Goodwill Amortizations                                    (2,379)                              (8,708)
Common Dividends                                                -                                    -
Preferred Dividends                                             -                                (274)
Retained Earnings at 6/30/01                               13,554                               29,148
                                        =========================   ==================================

                                                           APPENDIX C
                                                           ----------


Investments in EWGs and FUCOs at 6/30/01
----------------------------------------

                                                                                                                     Percent of
                                                                                   $ Thousands                      Total Equity
                                                                               -------------------               ------------------
Investment

             Ravenswood                                                                    120,549                            4.05%
             Finsa                                                                           1,375                            0.05%
             Phoenix                                                                        62,557                            2.10%
                                                                               -------------------               ------------------
                                                                                           184,481                            6.19%

             Synthetic Lease Ravenswood                                                    425,000                           14.26%
                                                                                                                 ------------------
                                                                               -------------------
             Total Current Investments                                                     609,481   A                       20.45%
                                                                               -------------------


Consolidated Retained Earnings                                                             572,957   B

Total Equity                                                                             2,979,715   C


Percentages
             Current Investments to Retained Earnings                                      106.37%  A/B
             Current Investments to Total Equity                                            20.45%  A/C
             Remaining Authorized Investment                                               143.63%
             Remaining Authorized Investment - Thousands of Dollars                     822,911.50
